CARTER LEDYARD & MILBURN LLP
Counselors at Law

Victoria A. Rudtke
Legal Assistant
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Direct Dial: 212-238-8693
E-mail: rudtke@clm.com

2 Wall Street
New York, NY 10005-2072
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Tel (212) 732-3200
Fax (212) 732-3232

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Washington, DC 20005
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July 6, 2006

SUPPL

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, D.C. 20549

Re: Diamyd Medical AB
File No. 82-34956
Document Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB dated July 6, 2006.

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Victoria A. Rudtke

VAR:var
Enclosure

cc: Erika Hillborg

7/11

6090170.1

File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

Press Release

RECEIVED
2006 JUL 10 P 4:26
OFFICE OF INTERNATIONAL

U.S. analyst coverage of Diamyd Medical

Stockholm, Sweden – 6 July 2006 – Diamyd Medical with its lead drug candidate for diabetes in Phase IIb trials, announced today that a contract analysis is completed from Khandaker Partners & Co, an independent research and advisory firm. Diamyd is currently listed on the Stockholm Stock Exchange (OMXS: DIAMB) and its shares are also traded in dollar denominated ADRs in the United States through Bank of New York (OTCBB: DMYDY).

A contract analysis of Diamyd Medical from Khandaker Partners has today been completed and will be distributed to Khandaker's contacts in the U.S. Khandaker Partners is planning to continue analyst coverage of the company.

The analysis is to be found on Diamyd Medical's website at www.diamyd.com.

Diamyd Medical is also covered by analysts at Kaupthing Bank, ABG Sundal Collier and Stockpicker.

About Diamyd Medical – Diamyd Medical's furthest developed project is Diamyd™ which is currently being evaluated in three ongoing clinical trials in Type 2 and Type 1 Diabetes patients. With the recent acquisition of Nurel Therapeutics in Pittsburgh, several preclinical gene therapy projects for diabetic neuropathy (nerve damage), chronic pain and cancer have also been added to the development portfolio.

About Khandaker Partners - The Company is dedicated to the emerging growth sectors of the Healthcare, Information Technology and Energy. Khandaker Partners identifies firms with significant near term and long term opportunities that demonstrate substantial growth and are positioned to outperform both their peers and the markets at large.

For further information, please contact
Anders Essen-Moller, CEO, Phone: +46 (0) 8-545 654 28 Diamyd Medical AB (publ).
Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp. Id: 556530-1420, www.diamyd.com

US Investors
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com